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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A

                                 (Amendment #2)

                                 (Rule 14A-101)

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant                         |_|
Filed by a Party other than the Registrant      |X|

Check the appropriate box:

|X|   Preliminary Proxy Statement
|_|   Definitive Proxy Statement
|_|   Definitive Additional Materials
|_|   Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

|_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

                           ALLIED RESEARCH CORPORATION
                (Name of Registrant as Specified In Its Charter)

                          ZILKHA CAPITAL PARTNERS, L.P.
                           LT. GENERAL WILLIAM M. KEYS, USMC (Ret.)
                                  JOHN P. RIGAS
                                JEAN-CLAUDE ROCH
                               JOHN R. TORELL III
                                DONALD E. ZILKHA
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box):

|X|   No Fee Required.

|_|   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

      (1)   Title of each class of securities to which transaction applies:
      (2)   Aggregate number of securities to which transaction applies:
      (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
      (4)   Proposed maximum aggregate value of transaction:
      (5)   Total Fee Paid:

|_|   Fee paid previously with preliminary materials:

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      (1)   Amount Previously Paid:
      (2)   Form, Schedule or Registration Statement No.:
      (3)   Filing Party:
      (4)   Date Filed:
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                         ZILKHA CAPITAL PARTNERS, L.P.

                   767 FIFTH AVENUE, NEW YORK, NEW YORK 10153
            TELEPHONE: (212) 935-9797     FACSIMILE: (212) 688-4621

                 PLEASE WAIT FOR OUR DEFINITIVE PROXY MATERIALS
                          BEFORE DECIDING HOW TO VOTE.

                                                May 12, 1999

DEAR FELLOW ALLIED RESEARCH SHAREHOLDER:

Zilkha Capital Partners, L.P. is the owner of about 4.1% of Allied Research Corporation. We are writing to notify you of our intent to solicit proxies to elect our slate of five director-nominees, whom we are calling the New Nominees, to the Allied Research board, in opposition to management's candidates.

                                 IMPORTANT NOTE

THESE ARE PRELIMINARY PROXY MATERIALS AND AS REQUIRED BY THE U.S. SECURITIES LAWS, DO NOT INCLUDE A PROXY CARD. WHEN OUR DEFINITIVE MATERIALS ARE PREPARED, YOU WILL RECEIVE ANOTHER MAILING THAT WILL INCLUDE A GOLD PROXY CARD WHICH CAN BE USED TO VOTE YOUR SHARES IN SUPPORT OF THE NEW NOMINEES.

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We have included a copy of our preliminary proxy statement which details our criticisms of management's inability to increase shareholder value and provides our plans for Allied Research if our nominees are elected. We hope to mail our definitive proxy materials to you, which will include our GOLD proxy card, in about two weeks.

By now, you may have already received management's proxy materials. We urge you to wait until receiving our definitive materials before deciding how to vote. If you have already voted your shares for management, you will have the opportunity to change your vote once you receive our definitive materials.

We would be pleased to hear your comments and answer your questions. Please contact me at 212/935-9797 or call MacKenzie Partners, Inc., a proxy solicitation firm which is assisting Zilkha Capital, toll-free at (800) 322-2885.

We appreciate your consideration of the New Nominees.

                                                 Sincerely,

                                                / sig cut /

                                               JOHN P. RIGAS